14047994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

eBX LLC d/b/a Level ATS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Franklin Street, Suite 201
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name - if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

eBX LLC d/b/a LEVEL ATS

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to eBX LLC d/b/a Level ATS at December 31, 2013, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

Subscribed and sworn
to before me

eBX LLC d/b/a LEVEL ATS
Index
December 31, 2013

Page(s)

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To eBX LLC d/b/a LEVEL ATS

We have audited the accompanying statement of financial condition of eBX LLC d/b/a LEVEL ATS (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of eBX LLC d/b/a LEVEL ATS as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 26, 2014

eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 7,537,410
Commissions receivable	653,717
Due from clearing broker	668,375
Fixed assets (net of accumulated depreciation of $547,959)	2,051,888
Prepaid expenses and other assets	145,959
Total assets	$ 11,057,349
Liabilities and Members' Equity	
Accounts payable and accrued expenses	$ 242,660
Technology fees payable	1,429,976
Total liabilities	1,672,636
Members' equity	9,384,713
Total liabilities and members' equity	$ 11,057,349

The accompanying notes are an integral part of these financial statements

1. Nature of operations

eBX LLC d/b/a LEVEL ATS (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates an alternative trading system ("ATS") creating an electronic matching system for US equity securities. The Company's customers are primarily other broker-dealers. The Company executes and clears all transactions on a fully disclosed basis through an affiliate of one of its members. Equity members in the Company include Credit Suisse First Boston Next Fund, Inc., Citigroup Financial Products, Inc., Fidelity Global Brokerage Group, Inc., LB 1 Group, Inc. and Merrill Lynch LP Holdings, Inc.

2. Summary of Significant Accounting Policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes
The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

3. Transactions with related parties

The Company has a required deposit of $100,000 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the Correspondent Clearing Agreement. The clearing broker is an affiliate of one of the members of the Company.

At December 31, 2013, approximately $147,000 of commission from affiliates remains uncollected and is included in commissions receivable in the accompanying Statement of Financial Condition.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Fixed assets

Fixed assets at December 31, 2013 consists of:

Computer equipment and software	$ 2,562,959
Furniture and fixtures	26,848
Leasehold improvement	10,040
	2,599,847
Less: Accumulated depreciation and amortization	(547,959)
	$ 2,051,888

5. Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of approximately $6,901,000 which exceeded the required net capital by approximately $6,789,000. The ratio of aggregate indebtedness to net capital, at December 31, 2013 was .24 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

6. Commitments

The Company leases office space under non-cancellable lease agreements which expire on April 30, 2019.

The lease has provisions for escalations. The Company also has a security deposit of approximately $48,000 which is included in other assets in the accompanying Statement of Financial Condition.

Year Ending December 31,	Total Commitments
2014	$ 107,000
2015	144,000
2016	147,000
2017	147,000
2018	147,000
Thereafter	49,000
	$ 741,000

7. Concentration

The Company currently utilizes a single vendor to maintain and support its trading platform. Management is exploring relationships with other vendors in order to bolster a contingency plan for the trading platform in the unlikely event that the vendor no longer exists or that the Company's contract with the vendor is not renewed.

Under the terms of this vendor agreement, expiring during October 2016, the Company's minimum fee, through expiration, is $2,338,000 with additional amounts due based upon the average number of trades.

8. Employee benefits

Eligible employees of the Company are covered under a defined contribution plan. The Company matches 50% of employee contributions to the plan up to a maximum of 3% of eligible compensation.

9. Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

10. Contingency

The Company is the subject of ongoing FINRA inquiries. The impact of these inquiries is not yet known, however, the management does not believe that there would be a material impact on the Company's operations.

11. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.